AH 3/7/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 11526

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



02003175

SEC RECEIVED MAR 01 2002 PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Julius Baer Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

New York, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip T. Ciriello (212) 297-3830
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of The Americas (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-26-02

OATH OR AFFIRMATION

I, Philip T. Ciriello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Julius Baer Securities Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Senior Vice President

Title

Claudia Judith Mollo

Notary Public

CLAUDIA J. MOLLO
Notary Public, State of New York
No. 01MO6064455
Qualified in Kings County
Commission Expires Sept. 24, 2005

State of New York
County of Kings
Sworn to before me this 25th day of February, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2002
WASH. D.C.
365
SECTION

Julius Baer Securities Inc.

(A wholly owned subsidiary of
Julius Baer Holding Ltd.)
Consolidated Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Stockholder of
Julius Baer Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Julius Baer Securities Inc. and its subsidiary ("the Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2002

Julius Baer Securities Inc.
(A wholly owned subsidiary of Julius Baer Holding Ltd.)
Consolidated Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 2,412,279
Securities segregated under federal and other regulations	7,728,515
Securities owned, at market value	8,568,543
Securities purchased under agreement to sell	500,000
Receivable from brokers, dealers and clearing organizations	332,715
Stock borrowed	41,195,000
Receivable from customers	159,608
Accrued investment management fees receivable	3,818,629
Furniture, equipment, and leasehold improvements- at cost, less accumulated depreciation and amortization	2,099,364
Other assets	5,923,670
Total assets	$ 72,738,323
Liabilities and Stockholder's Equity	
Payable to brokers, dealers and clearing organizations	$ 438,984
Payable to customers	40,212,509
Accrued expenses and other liabilities	9,246,363
Total liabilities	49,897,856
Commitments (Note 13)	
Stockholder's equity	
Common stock - $100 stated value; 20,000 shares authorized, 4,000 shares outstanding	400,000
Additional paid-in capital	7,950,000
Retained earnings	14,490,467
Total stockholder's equity	22,840,467
Total liabilities and stockholder's equity	$ 72,738,323

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

Julius Baer Securities Inc. (the "Company") is a wholly owned subsidiary of Julius Baer Holding Ltd. The Company is a broker-dealer and futures commission merchant registered with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"), respectively, and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the National Futures Association ("NFA"). The Company executes and clears security transactions for its customers, including customers of Bank Julius Baer & Co. Ltd. - New York Branch, a related party.

All customer futures transactions are introduced to and cleared through a registered futures commission merchant.

2. Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of Julius Baer Securities Inc. and its wholly owned subsidiary, Julius Baer Investment Management Inc. ("JBIM"), an investment advisor and portfolio manager. JBIM was wholly owned until November 1992, when the Company sold 5% of the common stock in JBIM to an employee of JBIM. During 1996, a further 2% of the common stock in JBIM was sold by the Company to employees of JBIM. The Company repurchased the stock held by JBIM employees during 2001.

All material intercompany balances and transactions have been eliminated in consolidation.

Cash and cash equivalents

For the purposes of the consolidated statement of cash flows, the Company considers money market instruments with original maturities of less than 90 days to be cash equivalents.

Securities and commissions

Transactions and related brokerage and commission revenue and expenses are recorded on a settlement date basis, which is generally three business days after trade date; however, transactions and related commission revenue and expense amounts are reviewed on a trade date basis to ensure that there is no significant impact on the consolidated financial statements.

Investment advisory and management fees

Investment advisory and management fees are recognized over the period that the related service is provided.

Financing transactions

Securities sold under agreements to repurchase ("repurchase agreements"), securities purchased under agreements to resell ("resale agreements") and securities borrowed collateralized by cash, which are treated as collateralized financing transactions for financial statement purposes, are carried at the amounts at which the securities will subsequently be repurchased, resold, or returned, plus accrued interest. It is the Company's policy to take possession of securities purchased or borrowed under such financing agreements. The Company monitors the market value of the underlying securities, the majority of which are U.S. equity securities, as compared with the related receivable plus accrued interest, and requests additional collateral when deemed appropriate.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on the straight-line method over their estimated useful lives of five years. Leasehold improvements are amortized over the estimated useful lives of the improvements or the remaining terms of the leases, whichever is less.

Foreign currency translation
Assets and liabilities denominated in foreign currencies are translated at rates prevailing at December 31, 2001. Gains and losses arising from this translation are reflected in the consolidated statement of operations.

Income taxes
Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amount and tax basis of assets and liabilities.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash and Securities Segregated Under Federal and Other Regulations

U.S. Government securities with a market value of $7,728,515 have been segregated in special reserve bank accounts with Bank Julius Baer & Co. Ltd. - New York Branch for the benefit of customers under SEC Rule 15c3-3.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2001 are as follows:

Amounts receivable		
Securities failed to deliver	$	63,420
Receivables from brokers and dealers		8,195
Receivable from clearing organizations		261,100
	$	332,715
Amounts payable		
Securities failed to receive	$	438,984
	$	438,984

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by settlement date.

5. Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with securities and commodities transactions. Marketable, customer-owned securities, consisting primarily of U.S. Government securities, are held by the Company as collateral for receivables from customers. Such collateral is not reflected in the consolidated financial statements.

6. Securities Owned

Marketable securities owned at December 31, 2001 consist of securities recorded at quoted market values, as follows:

U.S. Treasury Bills and Notes	$ 4,303,299
Corporate securities	276,379
Banker's acceptances, certificates of deposit and commercial paper	3,988,865
	$ 8,568,543

7. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2001 consist of the following:

Furniture/fixture	$ 2,370,840
Leasehold improvement	1,770,674
	4,141,514
Accumulated depreciation and amortization	(2,042,150)
	$ 2,099,364

8. Related Party Transactions

The Company has significant transactions with Julius Baer Holding Ltd. and its subsidiaries which management believes are subject to terms and conditions similar to those with nonrelated parties. These activities include executing securities transactions and providing business development, as well as receiving certain administrative and management services.

On November 15, 2000, the Company entered into a Revolving Subordinated Agreement with an affiliate effective January 1, 2001. Under this agreement, the affiliate agrees to make available revolving credit loans to the Company not to exceed $50 million in the aggregate. Advances made under the agreement will bear simple interest at the London Interbank Borrowing Rate plus 3% per annum. The Company will pay a commitment fee of 0.25% per annum to the affiliate. Advances against the credit line are covered by an agreement approved by the NASD and thus will be available in computing net capital under the SEC's Uniform Net Capital Rule.

Significant asset, liability, revenue, and expense related party amounts not disclosed elsewhere as of and for the year ended December 31, 2001, are as follows:

Assets	
Securities purchased under agreements to resell	$ 500,000
Stock borrowed	41,195,000
Receivable from customers	67,840
Other assets	1,599,534
Liabilities	
Payable to customers	$ 371,828
Accrued expenses and other liabilities	1,098,682
Revenues	
Brokerage and other commissions	$ 5,640,272
Interest income	64,064
Advisory fees income	3,722,670
Expenses	
Administration and management fees	$ 10,501,304
Research, advisory and other fees	1,507,728
Net interest expense on repurchase agreement	49,444
Interest paid	88,130
Commission expense	125,000
License fees	729,369
Other professional fees	203,224

9. Off-Balance Sheet Credit Risk

In the normal course of business, the Company is engaged in securities trading and brokerage activities with a diverse group of domestic and foreign corporations and institutional investors including other brokers and dealers, commercial banks, mutual funds and other financial institutions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated statement of financial condition.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-l (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 4% of the funds required to be segregated in accordance with Section 4d(2) of the Commodity Exchange Act or $250,000, whichever is greater. The Company is required to maintain net capital in accordance with the Rule or CFTC Regulation 1.17, whichever is greater. At December 31, 2001, the Company had net capital of $7,853,337 which was $4,781,543 in excess of required net capital of $3,071,794. The Company's ratio of aggregate indebtedness to net capital was 5.87 to 1.

11. Income Taxes

Income tax benefit for the year ended December 31, 2001 included in the consolidated statement of operations represents the following:

	Current	Deferred	Total
Federal	$(1,282,000)	$ 497,213	$ (784,787)
State, local and foreign	246,588	(556,713)	(310,125)
	$(1,035,412)	$ (59,500)	$(1,094,912)

At December 31, 2001, the Company reported a deferred tax asset of $979,008 and a deferred tax liability of $145,274. The deferred tax asset is included in other assets in the consolidated statement of financial condition. The deferred tax liability is included in other liabilities in the consolidated statement of financial condition. Primary temporary differences relate to depreciation, deferred compensation and unrealized gains and losses on securities.

12. Retirement and Pension Plans

Eligible employees of the New York offices are members of defined contribution pension plans organized by Bank Julius Baer & Co. Ltd. – New York Branch. Eligible employees of the London offices are members of defined contribution pension plans organized by Bank Julius Baer & Co. Ltd. – London Branch. Contributions for the New York and London office personnel, of $521,614, were made for the year ended December 31, 2001.

13. Commitments

The Company leases office space in New York City under operating leases which are subject to escalations for increases in occupancy costs. Certain leases and subleases have been entered into with Bank Julius Baer & Co. Ltd. - New York Branch, a related party.

Rent expense in New York, including escalations, amounted to $780,141 for the year ended December 31, 2001.

JBIM Inc.'s London branch shares office space with a related party, Julius Baer Investments Limited ("JBIL"). Under an arrangement between the London branch and JBIL, JBIM pays 70% of the rental and service charge costs of the premises. The cost to the Company under this arrangement for the year ended December 31, 2001 is $345,808.

The following is a schedule of future minimum lease payments as of December 31, 2001:

	Amounts	
	New York	London
Year ending		
2002	545,000	300,000
2003	545,000	300,000
2004	545,000	300,000
2005	273,000	300,000
2006	-	300,000
Thereafter	-	975,000
	$ 1,908,000	$ 2,475,000

14. Deferred Compensation Agreements

In prior years, the Company had entered into deferred compensation agreements with several employees of JBIM in the form of Restricted Stock Agreements and Phantom Stock Agreements. During 2001, the amounts payable to employees under Restricted and Phantom Stock Agreements were paid out in full and the agreements were cancelled.

15. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized and not recognized in the consolidated statement of financial condition.

The Company's securities are all carried at market value.

The Company estimates that the aggregate net fair value of other financial instruments recognized on the consolidated statement of financial condition (including securities sold under agreements to repurchase, securities borrowed, receivables and payables, approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates, or are subject to repricing.